

09042948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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12/3

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- 🔲🔲🔲🔲

8-21/90

REPORT FOR THE PERIOD BEGINNING ___10/1/2008___ AND ENDING ___9/30/2009___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHEARMAN, RALSTON INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

17 BATTERY PLACE
                              (No. and Street)

NEW YORK   **NY**   **10004**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUGLAS P. RALSTON   **(212) 248-1160**
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
                    (Name – if individual, state last, first, middle name)

275 MADISON AVENUE, SUITE 902   **NEW YORK**   **NY**   **10016**
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY	02

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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12/16

OATH OR AFFIRMATION

I, **DOUGLAS P. RALSTON** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SHEARMAN, RALSTON INC.** _____, as of **SEPTEMBER 30,** _____, 20**09**____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEARMAN, RALSTON INC.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Shearman, Ralston Inc.
New York, NY

We have audited the statement of financial condition of Shearman, Ralston Inc. as of September 30, 2009 and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shearman, Ralston Inc. as of September 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
November 16, 2009

1

SHEARMAN, RALSTON INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS

CURRENT ASSETS

Cash	$ 14,887
Marketable securities	4,941,853
Commission receivable from clearing broker	79,583
Total current assets	5,036,323

OTHER ASSETS

Note receivable-stockholder	675,000
Security deposits	12,865
Total other assets	687,865

TOTAL ASSETS	**$5,724,188**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$1,317,732
Deferred taxes payable	986,039
TOTAL LIABILITIES	**2,303,771**

STOCKHOLDERS' EQUITY

Capital Stock

Common, Class "A", $1.00 par value, authorized 10,000 shares; issued 2,500 shares, outstanding 1,250 shares	2,500
Common, Class "B", $1.00 par value, authorized 10,000 shares; issued 225 shares, outstanding 112.50 shares	225
Additional paid-in capital	32,150
Treasury stock, at cost (1,250 shares of Class "A" common stock and 112.50 shares of Class "B" common stock)	(328,485)
Retained earnings	3,714,027
TOTAL STOCKHOLDERS' EQUITY	**3,420,417**

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$5,724,188**

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2009

REVENUES

Customer commissions	$ 719,569
Dividend and interest income	305,910
Unrealized loss on securities	(137,401)
Realized loss on securities sold	(36,606)
Clearance rebate income	115,375
Other income	9,337
Principal transactions	54,430
Total revenues	1,030,614

EXPENSES

Employee compensation	779,506
Clearance charges	3,207
Rent	44,176
Travel and entertainment	55,428
Insurance	62,639
Interest	13,146
Contributions to profit sharing plan	66,750
Payroll taxes	39,718
Tickers and quotation service	21,802
Telephone	14,864
Professional and registration fees	10,461
Office expense	32,703
Miscellaneous	8,947
Total expenses	1,153,337

LOSS BEFORE PROVISION FOR INCOME TAX BENEFIT	(122,723)
PROVISION FOR INCOME TAX BENEFIT	65,705
NET LOSS	$ (57,018)

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ (57,018)
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized loss on investment securities	137,401
Realized loss on sale of investment securities	36,606
Deferred income tax	(79,262)
Changes in assets and liabilities:	
Decrease in security deposits	2,950
Decrease in due from clearing broker	60,448
Decrease in accounts payable and accrued liabilities	(22,891)
Decrease in income taxes payable	(245,493)
Total adjustments	(110,241)
Net cash used in operating activities	(167,259)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of marketable securities	(765)
Sales of marketable securities	170,401
Net cash provided by investing activities	169,636

NET INCREASE IN CASH	2,377
CASH - October 1, 2008	12,510
CASH - September 30, 2009	$ 14,887

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2009

| | Common Stock | | | | | |
	Class "A"	Class "B"	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2008	$2,500	$225	$32,150	$(328,485)	$3,771,045	$3,477,435
Net loss	-	-	-	-	(57,018)	(57,018)
Balances September 30, 2009	$2,500	$225	$32,150	$(328,485)	$3,714,027	$3,420,417

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Shearman, Ralston Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Its primary source of revenue is derived from providing brokerage services to customers located mainly in the New York metropolitan area, who are predominately upper-income and middle-income individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value based on the closing sales prices as listed on a securities exchange on the last business day of each month. The resulting difference between cost and market is included in income as unrealized gain or loss. Investment securities, not readily marketable, are recorded at cost.

The Company has adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"). In accordance with FAS 157, fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market for the investment. FAS 157 established a three-tier hierarchy to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the information that market participants would use in pricing the asset or liability, including assumptions about risk, and are classified as observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Level 1 – quoted prices in active markets for identical investments
Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The Company's investment in marketable securities consists entirely of Level 1 securities utilizing valuation techniques consisting exclusively of quoted market prices.

Collateral:
The Company maintains a proprietary margin account with the broker-dealer that holds the Company's marketable securities. The securities serve as collateral for the margin account balance. The margin account balance is included in accounts payable and accrued liabilities in the Statement of Financial Condition.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Subsequent Events:
The Company has evaluated subsequent events through November 16, 2009, the date that the financial statements were available to be issued.

3. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes and interest is $13,557 and $12,731, respectively.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2009, the Company's net capital exceeds such capital requirements by $1,851,131 and the ratio of aggregate indebtedness ($1,317,732) to net capital ($1,951,131) is 0.6754 to 1.

5. INCOME TAXES

The Company computes its tax in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The provision for income taxes includes the following at September 30, 2009:

	Current	Deferred	Total
Federal income tax expense (benefit)	$ -	$(47,557)	$(47,557)
State and local tax expense (benefit)	13,557	(31,705)	(18,148)
	$13,557	$(79,262)	$(65,705)

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is summarized as follows:

Expected income tax benefit at U.S. statutory tax rate	$(41,725)
(Increase)/decrease in tax benefit from:	
State and local income tax benefit, net of federal income tax benefit	(7,364)
Corporate dividends received deduction	(25,390)
Other	8,774
	$(65,705)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from unrealized gains on marketable securities.

6. NOTE RECEIVABLE-STOCKHOLDER

The note bears interest at a variable rate (the three-month average broker call rate, less 1%) and requires quarterly interest payments all of which were paid and totaled $20,250 for the year ended September 30, 2009. The entire principal amount is due and payable on the maturity date, which is March 1, 2016. The note is secured by the residence of the stockholder.

7. PENSION PLAN

The Company has a profit sharing pension plan for all full-time employees who have completed at least one full year of service. For the fiscal year ended September 30, 2009, the amount contributed is $66,750.

8. CONCENTRATIONS OF CREDIT RISK

The Company engages in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased under a five-year operating lease expiring in March 2014. Future minimum payments, exclusive of operating expense escalations, through the expiration of the lease are as follows:

Year ended September 30,	
2010	$ 47,884
2011	49,320
2012	50,800
2013	52,324
2014	13,177
Total	$213,505

Rent expense is $44,175 for the year ended September 30, 2009, which includes utilities and real estate tax.

SHEARMAN, RALSTON INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SEPTEMBER 30, 2009

STOCKHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$3,420,417
Less: Nonallowable assets:	
Deposits	12,865
Note receivable-stockholder	675,000
TENTATIVE NET CAPITAL	2,732,552
Capital charge on investment securities	741,278
Capital charge on undue concentration	40,143
NET CAPITAL	1,951,131
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)	100,000
EXCESS NET CAPITAL	**$1,851,131**
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$1,317,732
1/15TH OF AGGREGATE INDEBTEDNESS	$ 87,848
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.6754 to 1

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
SEPTEMBER 30, 2009

Net Capital, per Form X-17a-5
  as of September 30, 2009, unaudited $1,951,131

Add: Audit adjustments   -

Net Capital per Accompanying Computation of
  Net Capital Under SEC Rule 15c3-1 $1,951,131

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2009

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2009.

SHEARMAN, RALSTON INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2009

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2009.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Shearman, Ralston Inc.
New York, NY

In planning and performing our audit of the financial statements of Shearman, Ralston Inc. for the year ended September 30, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Shearman, Ralston Inc., that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

New York, NY
November 16, 2009

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Shearman, Ralston Inc.
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by Shearman, Ralston Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Shearman, Ralston Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Shearman, Ralston Inc.'s management is responsible for Shearman, Ralston Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009 less revenues reported on the FOCUS reports for the period from October 1, 2008 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, noting no differences.

16

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Horwitz + Ullman, P.C.

November 16, 2009

SHEARMAN, RALSTON INC.
SUPPLEMENTAL REPORT – SIPC SCHEDULE OF
ASSESSMENT AND PAYMENTS
FOR THE SIX MONHS ENDED
SEPTEMBER 30, 2009

Total revenue	$1,712,274
Deductions:	
Commissions, floor brokerage and clearance paid to other brokers and dealers in connection with securities transactions	171
Realized and unrealized gains on securities	1,186,658
Interest expense	5,497
Total deductions	1,192,326
Total revenue, subject to assessment	519,948
Computation of assessment:	
For the six months ended September 30, 2009 @.0025	$ 1,299
Less: Payments	
December 2008	150
Balance Due	$ 1,149

SHEARMAN, RALSTON INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2009